

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2018

Petros Panagiotidis
Chairman and Chief Executive Officer
Castor Maritime Inc.
Victory House, 205 Archbishop Makarios Avenue
Limassol 3030, Cyprus

> **Re: Castor Maritime Inc.**
> **Registration Statement on Form F-4**
> **Filed April 11, 2018**
> **File No. 333-224242**

Dear Mr. Panagiotidis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have revised your disclosure to indicate that you will apply to "list" your common shares on the "over-the-counter market" operated by OTC Markets Group, Inc., and that you intend to have the listing take effect simultaneously with the expiration of the Exchange Offer. Please revise to disclose the relevant tier for which you intend to seek quotation. If you intend to see quotation on OTC Pink, please tailor your risk factor disclosure to reflect any related risks that are material. In addition, because shares are not "listed" on the OTC markets, please make clear, if true, that you will apply for quotation, and update the disclosure throughout your filing that references your proposed "listing."

Exhibit 5.1

2. We note your reference in your fee table to preferred stock purchase rights associated with your common stock. Please obtain and file a legal opinion that addresses the legality of the rights. For guidance, refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations and Sections II.B.1.f-g of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.